SO
3/17

03012743

ED STATES
.XCHANGE COMMISSION
Washington, D.C. 20549

NF 3-14-03 #A

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-00484

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 0 2003
WASH, D.C.
181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wayne Hummer Investments LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
300 S. Wacker Drive, Suite 1500
(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
G.T. Becker **312-431-1700**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 S. Wacker	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 2 1 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, George T. Becker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wayne Hummer Investments LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

George T Becker
Signature

CFO
Title

Notary Public

Official Seal
LINDA M. DARLING
Notary Public - State of Illinois
My Commission Expires Apr. 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

Wayne Hummer Investments LLC

December 31, 2002
with Report of Independent Auditors

Wayne Hummer Investments LLC

Consolidated Statement of Financial Condition

December 31, 2002

Contents

0302-0399954

Report of Independent Auditors

Operating Committee and Sole Member
Wayne Hummer Investments LLC

We have audited the accompanying consolidated statement of financial condition of Wayne Hummer Investments, LLC and Subsidiary (the "Company") as of December 31, 2002. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Wayne Hummer Investments, LLC and Subsidiary at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
January 28, 2003

Wayne Hummer Investments LLC

Consolidated Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 561,451
Cash segregated for customers	1,000
Deposit with clearing organizations (including U.S. government obligation of $303,939)	1,138,989
Securities borrowed	326,100
Receivables from brokers and clearing organizations	370,521
Receivables from customers	39,056,815
Securities owned – At market	5,242,405
Exchange memberships – At cost (market value $1,959,500)	2,517,000
Furniture, equipment, and leasehold improvements – At cost, net of accumulated depreciation of $259,154	950,940
Goodwill	7,960,483
Other assets	1,570,327
Total assets	$59,696,031
Liabilities and member's equity	
Liabilities:	
Short-term bank borrowings	$ 1,218,528
Securities loaned	15,323,956
Payables to brokers and clearing organizations	1,016,387
Payables to customers	17,506,394
Securities sold, not yet purchased	38,498
Accounts payable, accrued expenses, and other liabilities	4,794,022
Total liabilities	39,897,785
Member's equity	19,798,246
Total liabilities and member's equity	$59,696,031

See notes to consolidated statement of financial condition.

Wayne Hummer Investments LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2002

1. Organization

Wayne Hummer Investments LLC ("Hummer"), registered as a broker/dealer under the Securities Exchange Act of 1934 (the "Act"), is a financial services firm headquartered in Chicago, Illinois. Focused Investments L.L.C. ("Focused"), an Illinois limited liability company, is a wholly owned subsidiary of Hummer, registered as a broker/dealer under the Act, engages in retail securities brokerage primarily through bank investment centers and clears securities transactions through Hummer. Hummer and Focused are collectively referred as the "Company."

Effective February 2002, the Company was acquired and became a wholly owned subsidiary of Wintrust Financial Corporation ("Wintrust"). The Company maintains its limited liability company status subsequent to the acquisition.

Wintrust assigned 100% of its limited liability company interest in Hummer to North Shore Community Bank & Trust Company ("NSCB"), an Illinois-chartered state bank that also is a member of the Federal Reserve. NSCB also is a wholly owned subsidiary of Wintrust. By virtue of its ownership of Hummer, NSCB also owns 100% of Focused. The effective date of the assignment was October 1, 2002.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of Hummer and Focused. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on deposit and money market investments.

Securities Transactions

Securities transactions are generally recorded on the settlement date. Recording such transactions on a trade-date basis would not result in a material difference. The related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are reported at market value.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary. At December 31, 2002, the Company has received securities with a market value of $321,379 and delivered securities with a market value of $14,961,557 related to the securities borrowed and securities loaned transactions, respectively.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation on furniture and equipment is computed on a straight-line basis over the estimated useful lives of the assets. Amortization of leasehold improvements is computed on a straight-line basis over the economic life of the asset or the term of the corresponding lease agreement, whichever is shorter.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. A tax-sharing agreement between the Company and Wintrust provides, to the extent permitted by applicable law, for federal and state income taxes to be determined on a separate company basis. Any tax losses of the Company may be utilized to offset taxable income for other members of the consolidated group. To the extent the Company incurs current year losses, other members within the consolidated federal income tax return compensate it for use of its current year losses.

Long-Lived Assets

The Company periodically reviews long-lived assets for possible impairment. When circumstances indicate that the carrying amount of such assets may not be recoverable, the carrying amount is reduced to the estimated recoverable value.

Goodwill

As of December 31, 2002 the Company, as a result of the acquisition by Wintrust in February 2002, has goodwill of $7,960,483 that is determined not to be impaired.

3. Receivables From and Payable to Customers

The Company extends credit to its customers to finance their purchases of securities on margin. The Company receives income from interest charged on such extensions of credit. Customer receivables include amounts due on cash and margin balances. Securities owned by customers are held as collateral for receivables, which are not recorded in the consolidated statement of financial condition. Customer payables include customers' free credit balances.

4. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2002, securities owned and securities sold, not yet purchased are recorded at market value and consist of the following:

	Owned	Sold, Not Yet Purchased
U.S. government obligations	$ 465,025	$
State and municipal government obligations	3,714,516	–
Corporate obligations	609,798	–
Certificate of deposit	243,939	–
Other	209,127	38,498
	$5,242,405	$38,498

5. Short-Term Bank Borrowings

Short-term bank borrowings are collateralized demand obligations at interest rates approximating the federal funds rate and are used to finance securities purchased by customers on margin and owned by Hummer.

At December 31, 2002, firm-owned securities pledged on behalf of short-term bank borrowings were $4,131,028. Customers' securities in the amount of $36,049,544 were available to be used as collateral, of which $8,784,131 was pledged on behalf of short-term bank borrowings and $6,659,322 was pledged on behalf of secured letters of credit.

6. Net Capital Requirements

Hummer and Focused, as securities broker/dealers, are subject to Rule 15c3-1 under the Securities Exchange of 1934 and, in the case of Hummer, the net capital rules of the New York Stock Exchange, Inc. ("NYSE"). Hummer has elected to use the alternative method of computing net capital requirements, which require Hummer to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2002, Hummer had net capital of $6,198,430, which was $5,315,975 in excess of its required minimum net capital and more than seven times the net capital requirement of $882.455. Focused is required to maintain net capital equal to the greater of $50,000 or 6 2/3% of aggregated

6. Net Capital Requirements (continued)

indebtedness, as defined. At December 31, 2002, Focused had net capital of $208,392, which was $158,392 in excess of the required minimum net capital. The net capital rules of the Securities and Exchange Commission and NYSE provide for certain limitations on the withdrawal of equity capital over and above the minimum net capital requirements.

7. Commitments and Contingencies

The Company leases certain office space and equipment under noncancelable leases. Future minimum payments under the noncancelable leases at December 31, 2002. are as follows:

Year ending December 31	
2003	**$1,173,909**
2004	**1,299,249**
2005	**1,373,398**
2006	**1,404,935**
2007	**1,202,701**
	$6,454,192

At December 31, 2002, the Company was contingently liable in the amount of $1,000,000 under unsecured letters of credit placed at a clearing organization for the purpose of satisfying margin requirements.

8. Employee Benefit Plan

The Company maintains a defined-contribution plan with deferred compensation arrangement pursuant to Section 401(k) of the Internal Revenue Code. Participants are eligible to make pretax contributions to the plan and share in employer contributions. The Company has agreed to match 25% of the first 6% of participant contributions.

9. Related Parties

Hummer is affiliated with Wayne Hummer Asset Management Company ("WHAMC"). Hummer provides office space and services to WHAMC for which Hummer was reimbursed. Hummer received fees from WHAMC for the use of the Wayne Hummer name and for referral of investments advisory accounts. At December 31, 2002, other assets included a net receivable from WHAMC of $122,006.

9. Related Parties (continued)

At December 31, 2002, Hummer had loans to employees of $425,725, included in other assets.

10. Financial Instruments

Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's normal business activity involves the execution, settlement and financing of securities transactions for customers generally located in the Midwest. Such transactions may expose the Company to off-balance-sheet risk in the event customer and broker counterparties are unable to fulfill their obligations.

The Company's customer securities activities, including transactions involving the sale of securities not yet purchased and the writing of options, are transacted on a cash or margin basis. These transactions are recorded on a settlement-date basis, which are generally three business days after trade-date. In cash account transactions, the Company is exposed to the risk of loss in the event the customers do not complete the transaction, in which case the Company may have to purchase or sell securities at prevailing market prices. In margin transactions, the Company extends credit to the customers, subject to various regulatory and internal guidelines, collateralized by cash and securities in the customer's account. The Company monitors trade-date customer exposure and collateral values on a daily basis, and requires customers to deposit additional collateral or reduce positions when necessary. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated statement of financial condition.

Fair Value

The Company's financial instruments are carried at fair value or at amounts that approximate fair value. Customer receivables are charged interest rates similar to other such loans made within the industry.